

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Daniel Griesemer, Chief Executive Officer
Tilly's, Inc.
10 Whatney
Irvine, California 92618

  Re: Tilly's, Inc.
    Amendment No. 2 to Form S-1
    File No. 333-175299
    Filed September 7, 2011

Dear Mr. Griesemer:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 4

1. We reviewed your planned disclosure of recent performance. In this regard, please address the following:

- Revise to clarify where such information was obtained (e.g. internal reporting)
- Revise to clarify the assumptions used for sales returns and how they were determined
- Revise to clarify, if true, that the interim financial statements that include such period are not expected to be filed with the SEC until after the offering is completed
- We note that you did not disclose net income and income per common share for the recent performance period and comparable prior period. We believe that these

measures are important to an investors understanding of a company's performance. Please revise to present net income and income per common share such current period and prior period here, or disclose in sufficient detail the reasons for omitting these measures

- Revise to clarify if product margin is the same as gross profit presented on your statement of operations. If not, please tell us the basis for including such measure and the differences.

Management's Discussion and Analysis, page 37

2.   We note your response to comment seven of our letter dated August 25, 2011, and we reissue it in part. Please revise to clarify how much it will cost to you to launch your e-commerce fulfillment and distribution facility and commence its operation.

Critical Accounting Policies and Estimates

Common Stock Valuation Methodologies, page 59

3.   We read your response to our prior comment 10, and we note that you determined additional data points were needed beyond your direct competitors to estimate volatility and expected term for your stock option valuation due to the highly volatile nature of your industry and your competitors. Please tell us (i) why you used additional data points beyond your direct competitors to apparently lower your volatility assumption, (ii) how your determination of volatility is consistent with SAB Topic 14D1 (Question 6) and FASB ASC 718-10-55-37c and (iii) how your stock option valuation (i.e. expense to be recognized upon IPO and prospectively over the remaining service period) would have differed if you had not selected additional retailers that do not compete directly with you.

Business, page 63

4.   We note your response to comment 12 of our letter dated August 25, 2011. Please note while you intend to consummate your Reorganization Transaction a few days prior to the consummation of the Company's IPO, we need sufficient time to review any post-reorganization disclosures in an amended registration statement and your executed Reorganization Transaction agreements prior to effectiveness.

Management

Executive Officers and Directors, page 77

5.   We note your response to comment 16. Please revise your disclosure to provide the information in the second paragraph of your response in the forepart of this section addressing information about the executive officers.

Daniel Griesemer, Chief Executive Officer
Tilly's, Inc.
September 23, 2011
Page 3

      You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

      Sincerely,

      /s/ David Link for

      John Reynolds
      Assistant Director